FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of February 2004

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ]	No [X]

SIGNATURE
Gemplus reports fourth quarter and full year 2003 results
Press Release — Financial statements For the quarterly period ended December 31, 2003

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: February, 2004,
	By:	/s/ Stephen Juge

Name: Stephen Juge
Title: Executive Vice President and General Counsel

]

Gemplus reports fourth quarter and full year 2003 results

Fourth quarter highlights:

•	Revenue up 22.4% quarter-on-quarter.

•	Record growth in wireless, both in volume and in average selling price.

•	Operating profit before restructuring up to 5.2 million euros.

•	Strong cash position: up 34.1 million euros to 390.7 million euros.

Full year highlights:

•	Revenue gained momentum throughout the year, driven by wireless and EMV ramp-up in the UK.

•	Improved profitability: operating loss before restructuring cut by 62%.

•	Free cash flow before restructuring of 31.0 million euros.

Luxembourg — February 11, 2004 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card enabled solutions, today reported results for the fourth quarter and full year ended December 31, 2003.

			Quarter-on-quarter			Year-on-year
In millions of euros	Q4 2003	Q3 2003	change	FY 2003	FY 2002	change

Group revenue	232.6	190.0	+22.4%	749.2	787.4	-4.9%
Adjusted for currency fluctuations, discontinued operations and acquisitions			+24.0%			+4.0%
Gross profit	67.4	54.4	+24.0%	207.3	199.7	+3.8%
Gross margin as a % of revenue	29.0%	28.6%	NM	27.7%	25.4%	NM
Operating income (loss) before restructuring	5.2	0.0	NM	-36.1	-94.7	NM
Net loss	-24.4	-13.1	NM	-157.7	-320.9	NM
Loss per share (fully diluted) in euros	-0.04	-0.02	NM	-0.26	-0.53	NM

Note: The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).

Commenting on the performance for the fourth quarter 2003, Alex Mandl, President and Chief Executive Officer, said: “Reporting an operating profit before restructuring for the fourth quarter is the best measure of delivery against the turnaround plan we announced in December 2002. Our decisive action on costs, along with a greater emphasis on customer focus and revenue growth, enabled the company to make further progress toward our strategic objectives. Our continuous effort to increase customer recognition of the strategic value of the SIM card is reflected in our higher-value product mix. The staff of Gemplus worked hard during 2003 to lay the foundations for long-term growth and profitability. We look forward to reporting further improvements in performance as the year progresses, taking into account usual seasonality.”

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Fourth quarter 2003 financial review

•	Income statement

Highlights:

•	Revenue up 22.4% quarter-on-quarter and 19.0% year-on-year, mainly driven by wireless.

•	Improved operating profit before restructuring at 5.2 million euros.

			Quarter-on-quarter
In millions of euros	Q4 2003	Q3 2003	change	Q4 2002	Year-on-year change

Group revenue	232.6	190.0	+22.4%	195.5	+19.0%
Adjusted for currency fluctuations, discontinued operations and acquisitions			+24.0%		+29.0%
Gross profit	67.4	54.4	+24.0%	54.7	+23.3%
Gross margin as a % of revenue	29.0%	28.6%	NM	28.0%	NM
Operating income (loss) before restructuring	5.2	0.0	NM	-16.6	NM
Net loss	-24.4	-13.1	NM	-96.8	NM
Loss per share (fully diluted) in euros	-0.04	-0.02	NM	-0.16	NM

On a currency-adjusted basis, the Company’s fourth quarter revenue shows year-on-year growth in the Americas of 54.7%, 20.6% in EMEA and 22.0% in Asia.

Gross margin increased by 0.4 percentage point compared with the third quarter 2003, despite adverse currency fluctuations. This was led by overall growth in Telecom and an improved mix in wireless, which fully offset selling price decline.

The execution of the restructuring plan announced in December 2002 is progressing well. The Company implemented 139 redundancies during the fourth quarter 2003, leading to a headcount reduction of 777 at the end of the year. Annualized savings from restructuring and cost cutting initiatives are currently estimated to be close to 100 million euros by the end of 2004.

The restructuring plan and cost cutting measures helped further reduce the operating expense run rate to 55 million euros at the end of the fourth quarter 2003, which contributed to further lowering the break even point. In the context of streamlining the Company’s offerings and organization, however, Gemplus has taken a number of one-time charges in order to fully capitalize on the emerging recovery. They include asset write-down and information system rationalization, legal and advisory fees and other various items. As a result, operating expenses, excluding restructuring, increased 14.5% quarter-on-quarter to 62.2 million euros.

Correspondingly, operating profit before restructuring, improved by 5.2 million euros compared to the third quarter 2003.

Net income for the fourth quarter was affected by 9.3 million euros of restructuring expenses, 5.2 million euros of foreign exchange losses and the write-down of 8.6 million euros of deferred-tax assets.

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•	Balance sheet and cash flow statement

Highlights:

•	Free cash flow before restructuring of 47.2 million euros.

•	Strong cash position: up 34.1 million euros to 390.7 million euros.

Improvement in the Company’s underlying profitability during the fourth quarter is best seen in the gross cash flow1 for the quarter, which was 28.6 million euros, before restructuring, compared with 11.5 million euros for the third quarter.

The increase in net cash of 34.1 million euros during the fourth quarter also reflects an improvement in working capital requirements of 23.1 million euros, which was partly offset by a restructuring cash outlay of 11.2 million euros.

Segment analysis

•	Telecom

Highlights:

•	Wireless card revenue up 59.9% year-on-year, currency adjusted.

•	Wireless average selling price up 14.6% quarter-on-quarter, currency adjusted, led by improved sales mix.

			Quarter-on-quarter		Year-on-year
In millions of euros	Q4 2003	Q3 2003	change	Q4 2002	change

Telecom revenue	176.3	132.3	+33.2%	141.5	+24.6%
Adjusted for currency fluctuations, discontinued operations & acquisitions			+34.8%		+34.4%
Gross profit	57.6	39.7	+45.1%	43.0	+34.1%
Gross margin as a % of revenue	32.7%	30.0%	NM	30.4%	NM

Revenue reflects the strong performance of wireless:

•	Wireless card revenue was up 39.4% quarter-on-quarter and 59.9% year-on-year, currency adjusted.

•	Wireless shipments were up 23.0% quarter-on-quarter and 59.6% year-on-year, both driven mainly by EMEA and the Americas:

•	The US region was the most dynamic market fuelled by rapid SIM adoption. Gemplus provides SIM cards and services to the four nationwide US wireless carriers that utilize smart card technology.

•	The European market gained momentum, as carriers resumed investments to improve cost efficiency and increase ARPU[2]. Gemplus shipments rose 46.1% quarter-on-quarter and 55.4% year-on-year. Revenue growth was

1 Gross cash flow is defined as net cash flow from operating activities excluding changes in operating assets and liabilities.

2 Average Revenue Per User

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particularly strong with the leading European carriers, helped by a new sales organization with emphasis on key accounts.

     • Wireless average selling price (ASP) was up 14.6% sequentially, currency adjusted, led by a strong mix improvement. Despite continued price pressure, Gemplus was able to convincingly demonstrate the Company’s SIM-based solutions could generate new revenue streams, reduce our customers’ operating costs and help in their migration to higher-value cards and new technologies.

     • Shipments of high-end cards (including 64 Kb and 3G) doubled quarter-on-quarter, sustained by strong demand for 3G cards from European carriers. High-end cards accounted for 22.3% of total shipments in the fourth quarter compared with 13.5% in the third quarter.

•	Financial and Security Services

Highlights:

•	EMV[3] migration ramping-up, mainly in the UK market.

•	Top line quarter-on-quarter growth hampered by GeldKarte[4] market seasonality.

			Quarter-on-quarter		Year-on-year
In millions of euros	Q4 2003	Q3 2003	change	Q4 2002	change

Financial and Security Services revenue	56.3	57.7	-2.4%	54.0	+4.2%
Adjusted for currency fluctuations, discontinued operations & acquisitions			-0.8%		+14.6%
Gross profit	9.8	14.7	-33.4%	11.7	-16.4%
Gross margin as a % of revenue	17.4%	25.4%	NM	21.7%	NM

Payment microprocessor card shipments rose 42% year-on-year, but declined 29% quarter-on-quarter, due to the GeldKarte market seasonality. EMV shipments increased 50% quarter-on-quarter. Sales were mainly driven by the UK market, but were also supported by South America and Malaysia.

Government ID & Corporate Security solutions revenue increased 30% quarter-on-quarter led by successful acceptance tests and shipping of the first batch of ID cards to the Royal Oman Police.

3 EMV is a jointly defined set of specifications adopted by Europay, MasterCard and Visa at the end of 1997 for migration of bank cards to smart card technology.

4 GeldKarte is an electronic purse system available on most German banking cards.

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Full Year 2003 financial review

Highlights:

•	Revenue up 4.0%, currency adjusted[5], gained momentum throughout the year.

•	Improved profitability: operating loss before restructuring cut by 62%.

•	Gross margin up 2.3 percentage points.

•	Operating expenses, excluding restructuring, down 17.3%.

•	Free cash flow before restructuring of 31.0 million euros.

In millions of euros	FY 2003	FY 2002	Year-on-year change	Adjusted change (*)

Group revenue	749.2	787.4	-4.9%	+4.0%
Of which Telecom	542.5	544.5	-0.4%	+9.2%
Of which Financial and Security Services	206.7	242.9	-14.9%	-7.7%
Gross profit	207.3	199.7	+3.8%	NA
Gross margin as a % of revenue	27.7%	25.4%	NM	NM
Operating expenses excluding restructuring	243.3	294.4	-17.3%	NM
Operating loss before restructuring	-36.1	-94.7	NM	NM
Net loss	-157.7	-320.9	NM	NM
Loss per share (fully diluted) in euros	-0.26	-0.53	NM	NM
Net cash flow [6]	-26.5	-73.4	NM	NM

Note (*): After adjusting for currency fluctuations, discontinued operations and acquisitions.

On a currency-adjusted basis, the Company’s full year revenue shows the following:

•	Telecom revenue was driven by wireless cards (up 22.3%), partly offset by a decline in phonecards (down 19.5%). Wireless card shipments rose 35.3% to 183.7 million units, but average selling price dropped 8.8%, currency adjusted. Wireless card shipments were driven by the rapid adoption of SIM cards in the US, strong growth in South America and solid demand in Europe in the fourth quarter. Shipments of high-end cards (including 64 Kb and 3G) increased almost tenfold, of which about half were sold during the fourth quarter.

•	The decline in Financial Services and Security revenue reflected the GeldKarte market replacement cycle and lacklustre demand in pay-TV and retail. Despite the lower demand from GeldKarte, payment microprocessor cards shipments were up 10.0%, driven by the ramp-up of EMV migration in the UK, which started in the third quarter.

•	On a geographical basis, revenue from Americas was up 17.8%, driven by the wireless segment. Asia was up only 1.2%, due to selling price pressure in Telecom and the declining phonecard market. The EMEA region was stable at -0.2%, despite

5 Adjusted for currency fluctuations, discontinued operations & acquisitions

6 Net cash flow is the sum of net cash flow from operating activities, net cash flow from investing activities, net cash flow from financing activities and the effect of exchange rates on cash.

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healthy growth in Telecom, reflecting the slower GeldKarte market replacement cycle and weakness in the pay-TV market.

Despite adverse currency fluctuations, gross margin increased by 2.3 percentage points, mainly driven by a favourable business and wireless mix and the benefit of the restructuring and cost cutting initiatives, fully offsetting selling price decline.

Operating expenses, excluding restructuring, declined 17.3%, driven by restructuring and cost cutting measures.

Reflecting this, the operating loss before restructuring in 2003 was 62% below its level of 2002.

Net income was reduced by 90.5 million euros of non-recurring items, of which 35.5 million euros are non-cash. They include restructuring expenses (62.0 million euros), and write-downs of goodwill (19.9 million euros) and of deferred-tax assets (8.6 million euros).

The outflow of net cash was contained at 26.5 million euros, despite a cash outflow of 57.0 million euros related to restructuring.

Outlook for 2004

The turnaround plan implemented in 2003 is starting to deliver the strategic objectives outlined in December 2002. Having successfully executed the transition, Gemplus has begun 2004 in a much improved condition:

•	The Company is in good position to capture market opportunities and to continue to enhance its competitive position around the globe.

•	Gemplus intends to keep focusing on cost control.

•	While the wireless market is gaining momentum, the Telecom business unit should benefit from the evolving strategic role of the SIM card for the telecom operators. This, in turn, should result in an improved wireless mix and help offset selling price pressure. Gemplus expects the US market to enjoy steady growth in SIM adoption, while 3G should play an increasingly important role for the Company throughout the year.

•	The Financial Services business unit should be well positioned to take advantage of the positive momentum generated by the EMV migration, in particular in the UK, South America and Asia.

•	As far as the Government ID and Corporate Security segments are concerned, they could register significant gains when emerging markets and the major economies gather pace.

For FY 2004, Gemplus expects to continue to improve its operating profit before restructuring going forward, taking into account certain seasonality factors during the first half of the year. This also assumes an average exchange rate of approximately 1.20 US$  per euro.

First quarter 2004 results are scheduled to be reported on 26 April 2004, before the opening of Euronext Paris.

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Business Highlights

•	Telecom

To date, Gemplus has been involved in the launch of every 3G network worldwide. This makes Gemplus clearly the world leader in providing 3G technologies to mobile network operators and in helping them migrate their subscriber base towards 3G services.

In Europe and Japan, demand for 3G cards and associated solutions grew with Gemplus delivering over 2 Million USIM cards to its 3G customers, including Vodafone D2, in the fourth quarter 2003 alone. Vodafone D2 has also deployed Gemplus Point of Sale solutions for copying and backing-up SIM data, both for 2G and 3G, in Vodafone shops and at partners.

Demand for Dynamic SIM ToolKit services and Over The Air platforms was underpinned by the industry’s interest in maximizing revenue in GSM. In the fourth quarter 2003, Gemplus saw increased demand for Telecom services through the deployment of over the air platforms, with seventy six active platforms installed world-wide, including four out of Hutchison 3G’s five installed platforms. Gemplus is recognizably the leader for OTA platform deployment.

Making the most of this connection between the operator and the end-user, and in order to address operator challenges for next generation wireless services, Gemplus launched GemConnect Device Manager. This is a new solution to ease set-up of advanced services such as WAP, MMS and GPRS. This reduces the cost of customer care for operators, encourages adoption for advanced mobile services and helps operators manage the growing complexity of the handset platform in order to offer better returns on investment.

•	Financial and Security Services

As EMV migration gathers pace in the banking sector, Gemplus won an important UK contract in November to provide Halifax Bank of Scotland (HBOS) with 15 million EMV smart cards over three years to replace the magnetic stripe system on the bank’s debit cards. HBOS, one of the UK’s biggest cards issuers, is among the first UK banks to accomplish the EMV migration, which all banks are required to do.

Outside the UK, we are well-placed to benefit from a faster pace of EMV migration. We have been chosen by JCB, Japan’s largest card issuer, to supply multi-application microprocessors equipped with JCB’s EMV application, J-Smart. Japan currently issues more EMV cards than any other country worldwide except the UK. JCB’s new cards should be rolled out starting this year.

Also in November, we began a strategic partnership with Plastkart, the leading smartcards manufacturer in Turkey. This is aimed at delivering Gemplus technology to the Turkish banking, government and retail markets using our partner’s flexible local production. Our partner’s capacity also gives us more flexibility in our manufacturing activities overall.

In Brazil, Gemplus was chosen to supply Sao Paulo Transporte with GemEasy 8000 cards for its smart card-based fare system. Production of the 2.5 million contactless cards has begun and the system will go live this year. Sao Paulo’s public bus system serves over five million commuters every day.

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Worldwide, there is a profound interest from companies in using smart cards in both ID and security systems. Our recent survey indicates that 39% of Fortune 500 companies plan to use smart cards in this way by 2006.

End

Conference Call:

The company has scheduled a conference call for Wednesday, 11 February 2004 at 3:00pm CET. Callers may participate in the live conference call by dialing:

+44 (0) 207 019 9509, access code 500 646

The live conference call will also be available on the IR section of www.gemplus.com.

Replays of the conference call will be available from 6:00pm CET to 18 February midnight by dialing:

+44 (0) 207 784 1024. Access Code: 500 646.

Contacts:

Press Gemplus Marielle Bricman Tel: +33 (0) 4 42 36 55 96 Mob : +33 (0) 6 74 68 72 82 Email: marielle.bricman@gemplus.com	Investor Relations Gemplus Celine Berthier Tel: +41 22 544 5065 Email: celine.berthier@gemplus.com
Edelman Stephen Benzikie Tel: +44 (0) 207 344 1325 Mob: +44 (0) 774 003 8929 Email: stephen.benzikie@edelman.com	Fineo Tel: +33 (0) 1 56 33 32 31 Email: gemplus@fineo.com
Clina Owen Tel: + 33 (0) 1 56 69 7500 Mob: +33 (0) 6 73 33 1768 Email: clina.owen@edelman.com

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Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

About Gemplus

Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

www.gemplus.com

©2003 Gemplus International S.A. All rights reserved. Gemplus, the Gemplus logo, GemXpresso, MySIMCopier, Gemsense Pro, m-Banxafe, and Your Passport to the Digital Age are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

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Gemplus International SA

Gemplus International SA

Press Release — Financial statements

For the quarterly period ended December 31, 2003

10/15

Gemplus International SA

Condensed Consolidated Statement of Income

	(In thousands of euros, except share and per share data)

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002

	(unaudited)		(unaudited)

Net sales	232,609	195,492	749,203	787,434
Cost of sales	(165,215)	(140,836)	(541,947)	(587,722)

Gross Profit	67,394	54,656	207,256	199,712
Research and development expenses	(16,244)	(20,040)	(69,223)	(92,240)
Selling and marketing expenses	(26,489)	(26,887)	(100,181)	(112,227)
General and administrative expenses	(19,506)	(24,285)	(73,917)	(89,896)

Operating profit (loss) before restructuring	5,155	(16,556)	(36,065)	(94,651)

Restructuring expenses	(9,272)	(19,267)	(61,973)	(90,003)

Operating loss	(4,117)	(35,823)	(98,038)	(184,654)

Financial income (expense), net	1,220	3,934	8,204	(51,092)
Other expense, net	(8,597)	(13,768)	(20,149)	(28,904)

Loss before taxes and goodwill amortization	(11,494)	(45,657)	(109,983)	(264,650)

Income taxes (provision) benefit	(10,956)	(40,337)	(14,673)	(9,124)

Loss before goodwill amortization	(22,450)	(85,994)	(124,656)	(273,774)

Goodwill amortization	(1,916)	(10,785)	(33,051)	(47,117)

Net loss	(24,366)	(96,779)	(157,707)	(320,891)

Net loss per share
Basic	(0.04)	(0.16)	(0.26)	(0.53)
Diluted	(0.04)	(0.16)	(0.26)	(0.53)

Shares used in net loss per share calculation
Basic	605,681,803	606,131,987	605,658,965	606,222,660
Diluted	605,681,803	606,131,987	605,658,965	606,222,660

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Gemplus International SA

Condensed Consolidated Balance sheets

	(in thousands of euros)

	December 31,	December 31,
	2003	2002

Assets	(unaudited)
Current assets:
Cash and cash equivalents	390,684	417,226
Trade accounts receivable, net	154,727	144,913
Inventory, net	98,673	96,513
Other current assets	82,675	93,482
Total current assets	726,759	752,134
Non-current assets:
Property, plant and equipment, net	175,706	216,944
Goodwill, net	37,727	73,187
Other non-current assets	113,047	175,491
Total non-current assets	326,480	465,622

Total assets	1,053,239	1,217,756

Liabilities
Current liabilities:
Accounts payable	95,583	80,256
Accrued liabilities and other	130,304	159,530
Current obligations under capital leases	5,928	6,098
Total current liabilities	231,815	245,884
Non-current liabilities:
Long-term obligations under capital leases	38,893	42,540
Other non-current liabilities	72,046	53,714
Total non-current liabilities	110,939	96,254
Minority interest	12,073	15,167
Shareholders’ equity:
Ordinary shares	127,889	127,644
Paid in capital	1,028,849	1,028,920
Retained earnings	(460,821)	(210,358)
Other comprehensive income	4,570	8,571
Less, cost of treasury shares	(2,075)	(94,326)
Total shareholders’ equity	698,412	860,451

Total liabilities and shareholders’ equity	1,053,239	1,217,756

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Gemplus International SA

Condensed Consolidated Statements of Cash Flows

	(in thousands of euros)

	Twelve months ended
	December 31,
	2003	2002

	(unaudited)
Cash flows from operating activities:

Net loss	(157,707)	(320,891)
Depreciation and amortization	95,071	133,359
Loss on sale and disposals of assets	2,005	6,051
Other adjustments to reconcile net income to net cash from operating activities	34,961	10,449

Change in trade accounts receivable and related accounts	(12,292)	40,598
Change in trade accounts payable and related accounts	32,485	(27,405)
Change in inventories	(9,189)	35,675
Other changes in operating activities	6,581	(15,372)
Reduction of workforce and other exit costs, provision	54,924	69,112
Reduction of workforce and other exit costs, cash outflow	(56,951)	(33,154)
Litigation expenses	—	(18,120)
Management severance expenses	—	(10,629)
Provision for a loan to the former Chairman of the board	—	67,582

Net cash used in operating activities	(10,112)	(62,745)

Cash flows from investing activities:

Sale / (Purchase) of activities net of cash disposed / (acquired)	114	—
Purchase of property, plant and equipment	(15,237)	(33,353)
Other changes in investing activities	(1,557)	(13,777)

Net cash used in investing activities	(16,680)	(47,130)

Cash flows from financing activities:

Proceeds from sales-leaseback operations	—	15,962
Other changes in financing activities	(6,336)	(12,185)

Net cash from (used in) financing activities	(6,336)	3,777

Effect of exchange rate changes on cash	6,586	32,672
Net decrease in cash and cash equivalents	(33,128)	(106,098)
Cash and cash equivalents, beginning of period	417,226	490,652

Cash and cash equivalents, end of period	390,684	417,226

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Gemplus International SA

1) Accounting principles:
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).

2) Business segment reporting

Fourth Quarter 2003 Compared to Fourth Quarter 2002

Revenues	Three months ended
	December 31,

	2003	2002	% change

	(Millions of euros)
Telecommunications	176.3	141.5	25%
Financial services and security	56.3	54.0	4%
Total	232.6	195.5	19%

Gross margin	Three months ended
	December 31,

	2003	2002	% change

	(Millions of euros)
Telecommunications	57.6	43.0	34%
Financial services and security	9.8	11.7	(16%)
Total	67.4	54.7	23%

Twelve Months 2003 Compared to Twelve Months 2002

Revenues	Twelve months ended December 31,

	2003	2002	% change

	(Millions of euros)
Telecommunications	542.5	544.5	(0%)
Financial services and security	206.7	242.9	(15%)
Total	749.2	787.4	(5%)

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Gemplus International SA

Gross margin	Twelve months ended
	December 31,

	2003	2002	% change

	(Millions of euros)
Telecommunications	166.8	154.5	8%
Financial services and security	40.5	45.2	(10%)
Total	207.3	199.7	4%

3) Geographic reporting

Fourth Quarter 2003 Compared to Fourth Quarter 2002

Revenues	Three months ended
	December 31,

	2003	2002	% change

	(Millions of euros)
Europe, Middle East and Africa	130.4	109.9	19%
Asia	41.5	39.3	6%
Americas	60.7	46.3	31%
Total	232.6	195.5	19%

Twelve Months 2003 Compared to Twelve Months 2002

Revenues	Twelve months ended
	December 31,

	2003	2002	% change

	(Millions of euros)
Europe, Middle East and Africa	407.7	416.2	(2%)
Asia	171.9	199.5	(14%)
Americas	169.6	171.7	(1%)
Total	749.2	787.4	(5%)

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